UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 1, 2017

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-216272, 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-213234) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated August 2, 2017

•	Press Release dated August 17, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date:	September 1, 2017	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

NEWS RELEASE

Enbridge Provides Notice of Series L Preferred Shares Conversion Right and Announces Reset Dividend Rates

CALGARY, ALBERTA, August 2, 2017 – Enbridge Inc. (TSX: ENB) (NYSE: ENB) (Enbridge or the Company) announced today that it does not intend to exercise its right to redeem its currently outstanding Cumulative Redeemable Preference Shares, Series L (Series L Shares) (TSX: ENB.PF.U) on September 1, 2017. As a result, subject to certain conditions, the holders of the Series L Shares have the right to convert all or part of their Series L Shares on a one-for-one basis into Cumulative Redeemable Preference Shares, Series M of Enbridge (Series M Shares) on September 1, 2017. Holders who do not to exercise their right to convert their Series L Shares into Series M Shares will retain their Series L Shares.

The foregoing conversion right is subject to the conditions that: (i) if Enbridge determines that there would be less than 1,000,000 Series L Shares outstanding after September 1, 2017, then all remaining Series L Shares will automatically be converted into Series M Shares on a one-for-one basis on September 1, 2017; and (ii) alternatively, if Enbridge determines that there would be less than 1,000,000 Series M Shares outstanding after September 1, 2017, no Series L Shares will be converted into Series M Shares. There are currently 16,000,000 Series L Shares outstanding.

With respect to any Series L Shares that remain outstanding after September 1, 2017, holders thereof will be entitled to receive quarterly fixed cumulative preferential cash dividends, as and when declared by the Board of Directors of Enbridge. The new annual dividend rate applicable to the Series L Shares for the five-year period commencing on September 1, 2017 to, but excluding, September 1, 2022 will be 4.959 percent, being equal to the five-year United States Government treasury bond yield of 1.809 percent determined as of today plus 3.15 percent in accordance with the terms of the Series L Shares.

With respect to any Series M Shares that may be issued on September 1, 2017, holders thereof will be entitled to receive quarterly floating rate cumulative preferential cash dividends, as and when declared by the Board of Directors of Enbridge. The dividend rate applicable to the Series M Shares for the three-month floating rate period commencing on September 1, 2017 to, but excluding, December 1, 2017 will be 1.055 percent, based on the annual rate on three-month United States Government treasury bills for the most recent treasury bills auction of 1.08 percent plus 3.15 percent in accordance with the terms of the Series M Shares (the Floating Quarterly Dividend Rate). The Floating Quarterly Dividend Rate will be reset every quarter.

Beneficial holders of Series L Shares who wish to exercise their right of conversion during the conversion period, which runs from August 2, 2017 until 5:00 p.m. (EST) on August 17, 2017, should communicate as soon as possible with their broker or other intermediary for more information. It is recommended that this be done well in advance of the deadline in order to provide the broker or other intermediary with time to complete the necessary steps. Any notices received after this deadline will not be valid.

About Enbridge Inc.

Enbridge Inc. is North America’s premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The Company safely delivers an average of 2.8 million barrels of crude oil each day through its Mainline and Express Pipeline, and accounts for nearly 64% of U.S.-bound Canadian crude oil production, and moves approximately 20% of all natural gas consumed in the U.S. serving key supply basins and demand markets. The Company’s regulated utilities serve approximately 3.5 million retail customers in Ontario, Quebec, New Brunswick and New York State. Enbridge also has a growing involvement in electricity infrastructure with interests in more than 2,500 MW of net renewable generating capacity, and an expanding offshore wind portfolio in Europe. The Company has ranked on the Global 100 Most Sustainable Corporations index for the past eight years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB.

Life takes energy and Enbridge exists to fuel people’s quality of life. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community
Suzanne Wilton	Jonathan Gould
(403) 231-7385 or Toll Free: (888) 992-0997	Toll Free: (800) 481-2804
Email: suzanne.wilton@enbridge.com	Email: investor.relations@enbridge.com

NEWS RELEASE

Enbridge Announces Conversion Results for Series L Preferred Shares

CALGARY, ALBERTA, August 17, 2017 – Enbridge Inc. (TSX: ENB) (NYSE: ENB) (Enbridge or the Company) announced today that after having taken into account all conversion notices received from holders of its outstanding Cumulative Redeemable Preference Shares, Series L (Series L Shares) by the August 17, 2017 deadline for the conversion of the Series L Shares into Cumulative Redeemable Preference Shares, Series M of Enbridge (Series M Shares), less than the 1,000,000 Series L Shares required to give effect to conversions into Series M Shares were tendered for conversion. As a result, none of Enbridge’s outstanding Series L Shares will be converted into Series M Shares on September 1, 2017.

About Enbridge Inc.

Enbridge Inc. is North America’s premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The Company safely delivers an average of 2.8 million barrels of crude oil each day through its Mainline and Express Pipeline, the majority of which accounts for approximately 65 percent of United States-bound Canadian crude oil exports, and moves approximately 20 percent of all natural gas consumed in the United States serving key supply basins and demand markets. The Company’s regulated utilities serve approximately 3.5 million retail customers in Ontario, Quebec, New Brunswick and New York State. Enbridge also has a growing involvement in electricity infrastructure with interests in more than 2,500 megawatt hours of net renewable generating capacity in North America and an expanding offshore wind portfolio in Europe. The Company has ranked on the Global 100 Most Sustainable Corporations index for the past eight years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB.

Life takes energy and Enbridge exists to fuel people’s quality of life. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community
Suzanne Wilton	Jonathan Gould
(403) 231-7385 or Toll Free: (888) 992-0997	Toll Free: (800) 481-2804
Email: suzanne.wilton@enbridge.com	Email: investor.relations@enbridge.com

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